UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 16, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 16, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from June 19, 2017 to June 23, 2017

Mumbai, June 16, 2017: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from June 19, 2017 to June 23, 2017

Date	Meeting Scheduled	Type

19-Jun-17	Principle	Video Conf. Call
19-Jun-17	Principal Global Investors	Meeting
19-Jun-17	JP Morgan Asset Management	Meeting
19-Jun-17	Lazard Asset Management	Meeting
19-Jun-17	ENA Investment Capital	Meeting
20-Jun-17	Cooper Investors	Meeting
20-Jun-17	Vernier Capital	Meeting
20-Jun-17	Coatue Management	Meeting
20-Jun-17	Emerging Sovereign Group	Meeting
20-Jun-17	American Century	Meeting
20-Jun-17	Indus Capital Partners	Meeting
20-Jun-17	Morgan Stanley	Meeting
20-Jun-17	Artisan Partners	Meeting
20-Jun-17	Lone Pine Capital	Meeting
21-Jun-17	Oaktree Capital Management	Meeting
21-Jun-17	Goldman Sachs (India) Securities Pvt. Ltd.	Meeting
21-Jun-17	Kimeng Securities India Pvt Ltd	Meeting
21-Jun-17	Dalal & Broacha	Meeting
22-Jun-17	Max Life Insurance	Meeting
22-Jun-17	Mass Financial Services (MFS)	Meeting
22-Jun-17	Putnam Management	Meeting
22-Jun-17	Boston Company	Meeting
22-Jun-17	Fidelity Management & Research	Meeting
22-Jun-17	Wellington Management Company	Meeting
22-Jun-17	Columbia Threadneedle	Meeting
22-Jun-17	Jennison Associates	Meeting
22-Jun-17	Pacific Paradigm Advisors LLC	Meeting
22-Jun-17	Polaris Capital Corporation	Meeting
22-Jun-17	Westwood Global Investments	Meeting
23-Jun-17	Driehaus Capital Management Llc	Meeting
23-Jun-17	Waddell & Reed Investment Management Company	Conf. Call
23-Jun-17	Jhl Capital Group Llc	Meeting
23-Jun-17	William Blair Investment Management, Llc	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 269,850 crores in 2016-17. Through its subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia. (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.